Exhibit 17.4

September 7, 2007

Mr. Brian Bonar
Chief Executive Officer
Dalrada Financial Corporation
9449 Balboa Avenue, Suite 210
San Diego, CA  92123

Dear Brian:

Please accept my resignation as Chief Financial Officer of Dalrada Financial Corporation.  Based upon recent events I have accepted a position with another company.  Thank you for the opportunity that you afforded me.

Very truly yours,

/s/ David P. Lieberman
______________________
     David P. Lieberman